SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI
RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: September 24, 2003

ALTAI RESOURCES INC. GETS INDEPENDENT VALUATION ON ITS LAC ST. PIERRE GAS PROPERTY ACQUIRES TWO NEW OIL AND GAS PERMITS

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) has now received an independent valuation report on its Lac St. Pierre gas and gas storage property consisting of five oil and gas permits aggregating to 73,700 hectares located in the Sorel area, Quebec ("Lac St. Pierre Property").

Altai has commissioned two independent consulting firms, Geologica Groupe-Conseil Inc. and Paul Laroche (Consulting geologist-geophysicist), to jointly put a market value on its Lac St. Pierre Property to assist the Company and its joint venture partner, Petro St-Pierre Inc. ("PSP") in their efforts for off balance sheet financing (i.e. financing by giving equity in the property rather than in the company). Their joint report indicates a fair market value of C$10.5 million before tax for the property using a natural gas price of C$3 per Thousand Cubic Feet ("TCF") (currently gas price is much higher). Such market valuations are done strictly based on the information currently available and do not take into account the potential of the property. Altai presently owns approximately 53% of the property.

Dr. Niyazi Kacira, President and CEO of Altai, commented that "this independent valuation confirms the Lac St. Pierre Property's significant value per share for Altai".

Altai and PSP have acquired two new oil and gas permits aggregating to approximately 49,000 hectares adjacent to and to the south of the Lac St. Pierre Property. The joint venture partners believe that the potential deep gas target announced in the Altai press release of June 2, 2003 may extend into these new permits. In accordance with the joint venture agreement, Altai and PSP will start with the same interests in the new permits as those of the Lac St. Pierre Property. Altai is the Operator for both the Lac St. Pierre Property and the two new permits.

Altai is pleased to announce the nomination of Mr. Michael Hitch as a director of the Company. Mr. Hitch is currently Senior Mining Analyst with Octagon Capital Corporation of Toronto, Ontario. He holds a M.Sc. degree in Geology and is a Ph.D. candidate in the University of Waterloo. In the past nineteen years, he has held various positions including being vice presidents in various major and junior mining companies in North America and senior mining analyst and corporate finance vice president/partner in many Canadian securities firms. The Company considers Mr. Hitch as a valuable addition to its Board with his wide experience in mineral exploration and mining projects analysis in both the mining industry and the financial business.

The Board of the Company has granted two stock options totalling 130,000 shares to a director and an officer, both at the exercise price of $0.10 per share and exercisable in accordance with the terms of the 2002 Stock Option Plan.

ALTAI RESOURCES INC. IS A MINING EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND OTHER BASE METALS PROPERTIES IN CANADA AND PHILIPPINES.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact
Dr. Niyazi Kacira
President and CEO
Tel: (416) 383-1328 **Fax: (416) 383-1686**

Maria Au
Secretary-Treasurer
Email: altai@a... **Internet: http://www.altairesources.com**